MADRONA DISTILLING INC

A Craft Gin distillery with international recognition for exceptional taste


MADRONA
ESTD
2022
DISTILLERY
WORLD GIN AWARDS GOLD
GLOBAL GIN MASTERS
The Gin Guild
COLLECTIVE MARK
Member
WASHINGTON DISTILLERS GUILD
American Distilling Institute

madronadistillery.com Eastsound, WA

Alcohol & Vice | Consumer Goods | B2C | Brick & Mortar | Distillery & Vineyards

Highlights

1. Madrona Distillery was recently featured in Spirits Business Magazine: https://tinyurl.com/235s44nx
2. Our gins have received Platinum, Double Gold & Gold medals in London and across the USA.
3. Our distiller trained at Scotland's Heriot Watt University for brewing and distilling.
4. Our new location on Orcas Island will be a premier destination for tasting, education and retail.
5. Madrona Distillery is licensed and authorized to ship to retailers and restaurants in eight states.
6. Through our online retailer we can ship to consumers in 40+ states.
7. Madrona Distillery and its owners were inducted into the Gin Guild in London in May, 2025.
8. Madrona products are stocked by Total Wine & More and several regional chains in the Pacific NW.

Featured Investors



Gene Farrell in Follow — Invested $250,000

Gene is an accomplished executive with 15 years experience in the beverage industry at the Coca Cola Company. In his last role there he led the team that developed the Freestyle dispensing machine. He now serves as CEO of Vanilla, a wealth mgmt company.

"Investing in Madrona Distillery was an easy decision with Tom's depth of experience in the industry and his track record of growing companies."



Richard Ombrellaro Follow — Invested $125,000



Richard leads the KO Investment Group in Kirkland, Washington. The group owns and manages several Jimmy Johns locations in the region.

"As the owner of several Jimmy John's franchises I understand the power of strong branding. Madrona is clearly building a brand here and I'm excited to support this next stage of growth."



John P Lorge IV    [Follow]   Invested $50,000 ℹ️

John has extensive experience growing companies, including playing a central role in building Assurance IQ from startup to $3.5B acquisition target. An expert in digital marketing and user experience, John now serves as CEO of Global Outlier Gaming.

"I've seen Tom's talent for growing a business while working with him at Assurance IQ (later Prudential). That alone would make this a compelling investment, but after tasting the gin I was in!"



Sam Tinaglia    [Follow]   Invested $50,000 ℹ️

Sam has spent his career in investment banking, buying and selling companies all around the globe. He carries series 7 and 24 certifications. Sam serves on several boards including The Chicago History Museum and the Italian-American Sports Hall of Fame.

"I've known Tom as a friend and fellow board member for over 20 years. His reputation for integrity and persistence is strengthened by a unique talent for analyzing business opportunities. I know I'm investing in an exceptional product with professional management."



Gene Farrell   [Follow]   Invested $250,000 ℹ️
Syndicate Lead

With over 25 years of executive leadership experience driving transformation and growth across the consumer and technology industries. Gene is a recognized thought leader and innovator known for building disruptive new businesses for global brands.

"I chose to lead this investment because of my strong conviction in Tom Allen. His deep experience in the industry, combined with a genuine passion for building exceptional products, sets him apart. In founding Madrona Tom is combining his passion for distilling with his experience in marketing and brand building. His early success in creating award winning products and a compelling brand in Madrona exemplify Tom's super power. I believe these skills combined with his knowledge of the industr..."

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Team



Tom Allan President and Founder

Graduate Certificate in Brewing & Distilling - Heriot Watt University, Edinburgh, Scotland Inducted into the Gin Guild in London in May, 2025 Member of the WA Distillers Guild, American Distilling Institute, and the American Craft Spirits Assoc



Anne Allan Marketing & Experience Director

Anne brings a decade of marketing experience to Madrona and manages the tasting room experience.

in

Tony Luera Director of Sales

Tony has been trading and building beverage brands for more than three decades in the Pacific Northwest. Based in Bend, Oregon, he manages Oregon, Washington, and California.

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Building a global gin brand on beautiful

Building a global gin brand on beautiful Orcas Island, Washington

Feb 3, 2006 UPDATE:


Orcas Move
Madrona Distillery
Watch on YouTube

Walk through our new facility on Orcas Island!


Orcas Walk-thru
Madrona Distillery
Watch on YouTube

More on the move at https://madronadistillery.com/orcas-island/

More info on Madrona Distillery:


MADRONA
ESTD 2022
DISTILLERY
Madrona Distilling Inc.
Common Stock Offering
The Gin Guild
COLLECTIVE MARK
Member

Madrona Distillery is building a global gin brand. Our strategy has been consistent from the start: Establish international connections with the best in the industry and distill gins we are proud to place in the finest cocktail bars in the world.

An Island Destination Experience

We are enhancing our brand and our customer experience by **moving operations to a beautiful distillery on Orcas Island** in the San Juan Island Archipelago. This new site will be a showpiece destination for the **thousands of annual visitors** and

island residents. Orcas Island is known around the world as an exceptional travel destination for outdoor experiences and fine food & beverage hospitality.



The new location on Orcas Island is loaded with handcrafted metal work fabricated on the island.

THE MADRONA BRAND

Family-Owned and Operated

Our summers are spent sailing the islands of the Pacific Northwest. The Madrona trees that line the shores of those islands have always been a family favorite. When we see that red bark and rich green leaves we know *we are in our happy place!*

Dedicated to Making Exceptional Gin

Gin is such a diverse spirit! The gin distiller has a vast palette of flavors available to craft the final profile. We are dedicated to the challenge of creating **truly world class gins** by hand in small batches.

Brand Position

Madrona spirits evoke a distinctly Pacific Northwest mood with a top shelf image. No shortcuts, only the best.

There are a lot of words on this next slide, but short story is that went for the best when creating our gin recipes. We hired the best and followed his advice for selection of ingredients and suppliers. It costs more, but it's worth it!



Why Choose Madrona?

Unquestionably Delicious Gin

We collaborated with one of the leading experts in gin flavors from the United Kingdom – one with *a PhD in Gin Sensory* no less – to develop our delicious gin recipes.
Our juniper, coriander, orris root, licorice root, and citrus peels are flown in from London to make sure we are getting the same quality ingredients as the finest British gins. We add a Pacific Northwest flavor to some of

We add a Pacific Northwest flavor to some of our products with *flowers and kelp harvested from the shores of Orcas Island, Washington.*

Don't Take Our Word For It...
In just our first 18 months of operation, Madrona has garnered *8 gold medals and three double gold medals*! These awards were given by expert tasting panels in London, Norwich, San Francisco, Los Angeles, Austin, Seattle and San Diego.



Dry Gin was our first release and was a project I worked on throughout my studies at Heriot Watt University and Cal Davis. The same qualities that make it **perfect for a dry Martini** also match well with any cocktail that calls for gin.



MADRONA DRY GIN
46% ABV

Origins
Madrona Dry Gin's recipe is the result of *a collaboration between Head Distiller Tom Allan and Professor Matthew Pauley PhD of Heriot Watt University.*

Flavor Profile
Our Dry Gin is designed to be a classic London Dry Gin with a focus on versatility and the clean balanced profile **ideal for perfectly dry Martinis.** It is well matched to citrus garnishes as well as savory additions such as green olive and pickled onion.

Key Botanicals
Our juniper is sourced from the rugged hills of Macedonia by our London-based botanical broker. In contrast to the rough terroir that surround the host plants, the harvested 'berries' are **uniquely soft and sweet.** When added to our ten other botanicals the result is a smooth and well-balanced spirit.

Garden Club Gin is a nod to gardeners everywhere and also gin drinkers who appreciate the way floral elements enhance a well-built gin and tonic. As a martini it is best garnished with lemon or grapefruit peel, and is also delicious in savory cocktails.

GARDEN CLUB GIN
40% ABV

Origins
Madrona co-founder Anne Allan was raised in the garden. We started experimenting with *flowers from our garden on Orcas Island, Washington* in the summer of 2024. By fall we had finalized a botanical bill that included a selection of flower petals infused via vapor-extraction in a suspended gin basket.

Key Botanicals
Madrona Garden Club Gin is based on a traditional London Dry Gin recipe, but with the addition of vapor-infused *lavender, rose, jasmine and hibiscus.* Other botanicals that differentiate this from our Dry Gin include *Bergamot Peel, Grapefruit Peel, and Black Cubeb Pepper.*

Flavor Profile
The gin has a subtle floral nose and a lingering faint lavender finish. The four distinct citrus peels and coriander seed provide a bright citrusy balance to the floral notes.



Our limited release Barrel Reserve is served in our Bees Knees cocktails in the distillery tasting room. A very popular serve! The American oak imparts smooth vanilla flavors that are well-matched to the honey in that cocktail.

BARREL RESERVE GIN
46% ABV

Origins
We take our award-winning Dry Gin and fill an innovative new aging barrel sourced from the Modern Cooperage company. These full-size stainless steel barrels incorporate a rotating carousel of oak staves that allow for very specific control over the aging profile. In the case of this gin we only use 5 staves of new light-toast American oak to prevent over-extraction.



Flavor Profile

Madrona Barrel Reserve Gin delivers soft vanilla flavors from the American Oak while retaining a subtle core of juniper and citrus. A delicious addition to any Negroni or Bees Knees cocktail, but also perfect over ice with fresh orange garnish.



Building a beverage brand with a super-premium product begins with the distribution strategy. Ours strategy:

a. Hyper-local market testing - This was spring and summer 2024 for us and involved direct distribution to bars, restaurants and retail on Orcas Island.

b. **Local Market Wholesale** - We launched with Vehrs Distributing for statewide distribution in Washington in the fall of 2024. It is incredibly rare for a brand to be picked up by a wholesaler in the first year of operations, but Vehrs instantly recognized the product quality and brand potential.

c. **Regional Expansion** - This is an extension of local market to contiguous states. We expanded to Oregon in July 2025 and are rapidly penetrating the market. California and Idaho are next on this list.

d. **Direct-to-Consumer** - A very powerful channel if you get it right. We partnered with passionspirits.com in June to test this channel in 40+ states. This is a non-exclusive agreement that allows us to sign with other e-tailers.

e. **Virtual Wholesale** - Several states a allow for a virtual wholesale arrangement to satisfy the "middle tier" requirement for alcohol distribution. *We signed with Liberation Distribution (libdib.com) to get access to licensed bars and retailers in a dozen states*, including California, Illinois, New York and Florida.

f. **Targeted US and International Markets** - We plan to use the funds raised to expand into select high-value markets such as NYC, Atlanta, SF, London, and charter-provisioning sites in the Caribbean.

DISTRIBUTION PROFILE

Washington
Madrona products are available statewide in Washington, with sales and delivery handled by Vehrs Distributing.

Oregon
Madrona Dry Gin and Garden Club Gin are authorized as regular items by OLCC and are stocked in the state warehouse. Our brands are represented by Mountain Beverage Group and Handcrafted Wines & Spirits in Oregon and California.

Virtual Wholesale States
Madrona products can be ordered by licensed stores through LibDib in the states of CA, NV, NY, PA, CO, FL, MA, DC, CT, MD, IL, & NJ.

Chain Authorizations
- Total Wine and More
- Metropolitan Markets

Nationwide Direct to Consumer
All Madrona spirits are available through passionspirits.com to most states in the continental US.

Specialty Grocery
- Island Market – Orcas Island
- Kings Market – San Juan Island
- West Seattle Thriftway
- Harbor Greens Market
- Select Haggens Stores
- Select QFC locations



On the map below we see at a glance that Madrona is available through at least one channel in all but 5 states. *Direct-to-home shipment through passionspirits.com is a heigh-leverage channel that can bring the Madrona brand to households in over 40 states*! This is a very new relationship that will be a focus of ad spend in 2026.



We expanded into Oregon over the summer of 2025! This extends our direct retail network to all of the licensees in the state. Our full state listing allows us to keep almost 100 cases of product in the state warehouse near Portland, and we already need to refill!



Madrona has been very well received in trade and consumer events. We leverage high quality wearables, accessories and in-store marketing materials to build brand equity.

MARKETING




In-Store Tastings

We are always excited to set up in a store and meet your customers! We do straight tastings, mini cocktails and product/process education.

Events

We shine at golf tournaments, auctions, charity events, "wine walks", and food & beverage events. We've even opened a pop-up bar next to a tee box to lubricate tournament participants!

Print Media

Madrona Distillery advertises in select newspapers and magazines including 425 Magazine, Sip Northwest, and The Sounder.

Digital Media

We market through facebook, instagram, and linkedin. New campaigns coming via passionspirits.com.

Point-of-Sale

On Premise

Coasters and high-quality bar mats are available.

Merchandise

Jackets, t-shirts, golf accessories, glassware, barware, and gift boxes in stock.






Shelf signage and bottle decration, in addition to an assortment of bar accessories.

  

Tom spent 15 years working in sales and finance at a large regional wholesaler early in his career, so this is a return to a familiar industry. In the interim he earned an MBA at the University of Washington and worked in several online media and fintech startups.

OUR DISTILLER

Professional Training

After founding the distillery in 2022, Head Distiller Tom Allan returned to school for more formal training in beverage manufacturing. Tom studied winemaking at **UC Davis** and also worked for two years to obtain a Certificate in Brewing and Distilling from **Heriot Watt University** in Edinburgh, Scotland.

Associations

Tom and his wife Anne were inducted into **The Gin Guild** in London in 2025. Tom is also on the board of the **Washington Distillers Guild**. The company belongs to the **American Craft Spirits Association** and the **American Distilling Institute**.





Tom with Beefeater Master Distiller Desmond Payne, MBE at the 2025 Gin Guild induction ceremony in London.

In the 18 months since opening our doors we have focused on product and establishing distribution channels. These channels are still in the very early stages of development, but growth can be greatly accelerated with marketing investment.



Super-Premium Gin is a bright spot in an otherwise volatile market. There is a shift to quality even as overall spirits volume retreats to pre-pandemic trends. A focus on cocktails and quality over quantity have driven continued growth in top shelf brands.

US GIN MARKET

A GROWING TREND TO QUALITY

Overall, the US gin trend has been flat for the last two decades with the exception of modest growth since 2018. That aggregate trend hides very good news in the upper end of the gin market. Consumers are trading up to High End Premium (Tanqueray, Bombay, Beefeater) and Super Premium (Tanqueray 10, Sipsmith, Botanist, Hendricks).



HIGH END+ $ VOLUME TRENDS

DISCUS 2024

"In the past two decades the 'super-premium' price band, which includes Hendrick's, Tanqueray No. Ten, and The Botanist, has experienced a tenfold increase, while the 'value' segment that's home to Gordon's, Gilbey's, and Seagram's Gin, has shrunk by a third. The category is still bottom-heavy in the US, with 'value' and 'premium' accounting for two thirds of volume in 2021 according to Discus. But it stood at 80% two decades ago."
The Spirits Business Magazine, April 2024

The unit economics in gin production are compelling. The focus for scale is on the Wholesale and eCommerce channels. The key is to take what you can of that margin and feed it into promotions and advertising to build awareness and equity.

UNIT ECONOMICS

Per 750ml	Tasting Room	Self-Distrib.	Wholesale	eCommerce
Revenue	$30.00	$23.00	$16.00	$16.00
Ingredients	2.00	2.00	2.00	2.00
Packaging	3.75	3.75	3.75	3.75
Federal Tax	0.50	0.50	0.50	0.50
Gross Profit	$23.75	$16.75	$9.75	$9.75
Gross Margin	79%	73%	61%	61%
GP/COGS	3.8x	2.7x	1.5x	1.5x

Our current focus is on building out the wholesale and eCommerce channels. These channels carry additional marketing market costs but can be initially scaled without significant additional labor cost. Tasting Room operations can be very profitable and remain and undeveloped channel.

OFFERING DETAILS

COMMON STOCK EQUITY
- Total Raise $1,000,000
- Pre-money Valuation $4,000,000
- Post-money Valuation $5,000,000

USE OF PROCEEDS
- 40% Sales and marketing
- 5% Production equipment
- 10% New product development
- 20% Facilities & operations
- 10% New market development
- 15% Reserves



Founder Contributions: To date, the founders have contributed over $500,000





Our Redmond Tasting Room

CONTACT

Madrona Distillery



madronadistillery.com
@madronadistillery

Resources

- Gin Guild Info
  - Madrona Distillery Profile
  - Ginopedia Tasting Notes
    - Dry Gin
    - Garden Club Gin
- Madronadistillery.com
  - Store – Select states + merchandise
  - Store – Nationwide shipping
  - Where to buy
  - Newsletter signup
  - Interview with the distiller
- Vehrs Distributing – 800-727-9106
- LibDib virtual wholesale
- Mountain Beverage Group





PASSION SPIRITS





